Exhibit 6.12

October 7th, 2021

To: Greg Smitherman

Greg, Cloudastructure would like to extend an offer for you to join the company as CFO. Your background and experience, we feel, would be very valuable as we navigate our status as a “Reg A+” company, likely making acquisitions, cleaning up our cap table and other activities.

We have determined the compensation for the position at this time is:

●	$300,000 annual cash compensation
●	25% annual bonus plan, deliverables to be negotiated between you and the Board
●	Equity compensation of approximately 2.5% of the company, 4 year vesting, 6 month step, via an option agreement with other usual terms. It is expected that you will be involved in the cap table and market rate analysis.
●	3 months severance pay if terminated without cause.

Your Compensation will be reviewed annually. There is a clean up exercise before equity compensation can be awarded that we already have underway, your involvement in this exercise would be welcomed.

Please contact me with any questions. We look forward to you joining our executive team at this exciting time.

Sincerely,

_____________________________________________________

Rick Bentley, CEO Cloudastructure